UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  DECEMBER 2003

Commission File Number: 0-22952

CRYOPAK INDUSTRIES INC.

(Translation of registrant’s name into English)

1053 Derwent Way, Delta, BC V3M 5R4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F …X… Form 40-F …….

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ……. No …X…

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________

News Release

CRYOPAK ANNOUNCES COMPLETION OF $1.65 MILLION PRIVATE PLACEMENT

VANCOUVER, B.C. – December 9, 2003 – Cryopak Industries Inc. (TSX-V:CII) (OTCBB:CYPKF) is pleased to announce that it has closed its previously announced private placement and has raised gross proceeds of $1.65 million.

Under the private placement, the Company has issued 5,907,783 million Units at a price of $0.28 per Unit.  Each Unit is comprised of one Common Share and one half of a Common Share Purchase Warrant, each full Warrant entitling the holder to acquire one additional Common Share at a price of C$0.37 per share until December 8, 2005.  The Common Shares and the Warrants will be subject to a four-month hold period. Finders fees of $28,525 were paid in connection with this financing.  A portion of the proceeds from this financing will be used to retire a C$500,000 bridge loan and the balance used for general working capital purposes. As well, the Company has completed the previously announced issuance of 500,000 Common Shares to settle its dispute with the placee of its February, 2003 private placement.

The Company also reported that Mr. Robert Fetherstonhaugh, President of Claridge Inc., has advised the Company of his decision to resign from the Board.  Claridge Inc. was the lead investor, investing $500,000 in the above private placement and continues to be the Company’s largest shareholder.

Convertible Loan Agreement

The Company also announced today that it has again extended the deadline for the expiry date for the offer to the holders of the $3.6 million convertible loan agreement (the “CLA”) to amend and restate the CLA. To-date the Company has received certificates representing 51% of the total outstanding dollar amount of the CLA. The deadline was extended to allow additional time to complete the negotiations with representatives of the majority of the remaining certificate-holders. As part of those discussions, management is negotiating a revised extension date. Completion of the amendment is subject to regulatory and other approvals and is conditional upon a minimum overall acceptance of the amended terms by holders representing not less than 80% of the outstanding dollar amount of the CLA.

About Cryopak

Cryopak Industries Inc. develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice™ Blanket, as well as flexible hot and cold compresses, gel packs, and instant hot and cold packs. For more information about Cryopak Industries Inc. or its products, visit the Company’s Website at www.cryopak.com or call 1.800.735.8922.

ON BEHALF OF THE BOARD OF DIRECTORS

John Morgan, President, CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Certain statements contained herein are “forward-looking” statements (as such term is defined in the Private Securities Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ from those expressed or implied by such forward-looking statements.

This is the form of material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

CRYOPAK INDUSTRIES INC.

1053 Derwent Way

Delta, BC  V3M 5R4

Item 2.

Date of Material Change

December 8, 2003

Item 3.

Press Release

A press release reporting the material change was issued on December 9, 2003 and filed on SEDAR.

Item 4.

Summary of Material Change

Closing of private placement of 5,907,783 Units of the Corporation at a price of $0.28 per Unit, each Unit consisting of one Common Share and one half of a Common Share Purchase Warrant, each whole Warrant entitling the holder to acquire one common share for a period of 24 months from the date of issue of the Units at a price of $0.37 per share.

The Corporation also completed the issuance of 500,000 Common Shares to an affiliate of Claridge Inc. in settlement of a dispute that arose in connection with the February 2003 private placement of the Corporation.

Item 5.

Full Description of Material Change

On December 8, 2003, the Corporation completed the sale by way of private placement of 5,907,783 Units of the Corporation at a price of $0.28 per Unit for gross proceeds of $1,654,179.24.  Each Unit consists of one Common Share and one half of a Common Share Purchase Warrant, each whole Warrant entitling the holder to acquire one Common Share at a price of $0.37 per share for a period of 24 months from the date of issue of the Units.

Pursuant to Multilateral Instrument 45-102, the Units and the Common Shares underlying the Units and the Warrants will be subject to a hold period expiring on April 9, 2004.

The net proceeds from the private placement of the Units will be used for general working capital purposes and repayment of a secured bridge loan provided to the Corporation.

The Corporation also completed, on December 8, 2003, the issuance of 500,000 Common Shares to an affiliate of Claridge Inc. in settlement of a dispute that arose in connection with the February 2003 private placement of the Corporation.

Item 6.

Reliance on section 85(2) of the Act

Not applicable.

Item 7.

Omitted Information

No significant facts have been omitted from this report.

Item 8.

Senior Officers

John F. Morgan, President

Tel: 604-515-7977

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 12th day of December, 2003.

“John Morgan”

(signature)

John Morgan

Name

President

Positiion

Vancouver, B.C.

Place of Declaration

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.

Registrant

December 12, 2003

“Martin Carsky”

Date

Signature

Martin Carsky

Name

Chief Financial Officer

Position